Exhibit 20


                         LASER MORTGAGE MANAGEMENT, INC.
                       ANNOUNCES $0.38 PER SHARE DIVIDEND;
                 AUTHORIZES INCREASE IN STOCK REPURCHASE PROGRAM


          Short Hills, N.J., June 19, 1998. The Board of Directors of LASER Mortgage Management, Inc. (NYSE: LMM) has declared a cash dividend of $0.38 per share of common stock for the second quarter of 1998. The dividend is payable on July 31, 1998 to stockholders of record as of June 30, 1998.

          Mr. Smirlock, the Chief Executive Officer of the Company, said AManagement recommended that the Board approve a reduction of $0.05 in the quarterly dividend because of the effect on current earnings of the market environment that has prevailed over the past several months. Prepayment rates on conventional residential mortgages have accelerated sharply as interest rates have declined to historic lows. At the same time, a flat-to-inverted yield curve has increased our relative borrowing costs. Approximately $0.02 of this decrease reflects a one-time reduction in taxable income for the first quarter due to a change in the interpretation of the accounting rules for the computation of taxable income. The Board expects to continue distributing 100% of the estimated taxable income of the Company on a quarterly basis.

          "Going forward, we plan to continue reducing the prepayment sensitivity of the Company's mortgage portfolio. We expect to utilize our remaining uninvested capital and the proceeds from principal paydowns of our existing portfolio to acquire high income-producing assets, including mortgage loans, subordinate securities and investment-grade securities that we expect to increase our net interest income. We believe that the Company has a strong pipeline of mortgage securities, asset-backed securities and participating debt opportunities which should put it in a position to increase earnings. We expect LMM to continue to outperform its competitors."

          In other action, the Board of Directors reviewed the policies governing the Company's stock repurchase program and increased the value of shares authorized to be purchased under the program from $20 million to $30 million. To date, the Company has not purchased any shares under the program. The Board also authorized management to pursue the development of an affiliated loan originator to provide the Company direct access to the mortgage loan market.

          The Company has scheduled a conference call for interested investors for 9:00am Monday to discuss the matters that are the subject of this press release. The call-in number is (888) 400-7908 (PIN#0878). A replay of the call will be available after it is completed by dialing (888) 852-5733 (PIN#0878).

          LASER Mortgage Management, Inc. is a specialty finance company investing primarily in mortgage-backed securities and mortgage loans. The Company has elected to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended. LASER Advisers Inc., a registered investment adviser, manages the day-to-day operations of the Company. The executive offices of LASER Mortgage Management, Inc. are located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

          "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: STATEMENTS IN THIS PRESS RELEASE REGARDING LASER MORTGAGE MANAGEMENT INC.'S BUSINESS WHICH ARE NOT HISTORICAL FACTS ARE "AFORWARD-LOOKING" STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES.

      Date:    June 19, 1998

      Contact: LASER Mortgage Management, Inc.
               Robert Gartner, Vice President  (973) 912-8770